Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

June 11, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	China Discovery Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed May 15, 2007 File No. 333-140516

Dear Mr. Reynolds:

On behalf of China Discovery Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 6, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Ronald E. Alper.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 4 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

l.
We note your response to comments 11 and 19 of our letter dated May 8, 2007 and have additional comments. We further note the disclosure on pages 29 and 42 that describe how the company could acquire a Chinese business through the use of contractual arrangements. Please disclose in the prospectus, the effects of using contractual arrangements for an acquisition, if the company would choose this type of arrangement, such as:

Securities and Exchange Commission
June 11, 2007

•
Whether the parties to the business combination would be: (i) subject to the regulations promulgated by the various Chinese governmental agencies governing the approval process by which a Chinese company may participate in an acquisition of its assets; and (ii) required under Chinese law to make applications to the various Chinese agencies. If not, please explain why. See the related disclosure in the risk factor at the top of page 25_

•
If the company believes that it would not be subject to these regulations and would choose not to be confirmed by such agencies, would the company then be subject to any risk that the business combination could be rendered legally ineffective and that the Chinese authorities could suspend the business license of any Chinese entities affiliated with the company and cause an unwinding of the business combination?

•
Whether the company would be subject to any of the regulations under Chinese law regarding foreign currency exchange, dividend distribution and other matters as discussed on pages 40-42 of the prospectus. If not, please explain why and discuss any risks to the company if it would choose not to comply with these regulations.

Please revise your risk factors and business sections accordingly.

We have revised the disclosure in the Registration Statement as requested on pages 29 and 39.

Cover Page of Prospectus

2.
We note your response to comment 10 of our letter dated May 8, 2007. Please insure that all references to resale are deleted as appropriate. We continue to note references to resale, for example, on page 68.

We have revised the disclosure in the Registration Statement to ensure that all references to resale are deleted as requested.

Proposed Business, page 39

Effecting a Business Combination, page 42

Conversion Rights, page 46

3.	We note your response to comment 25 of our letter dated May 8, 2007. Please disclose whether this change in the traditional conversion process will result in any increased cost to shareholders.

Securities and Exchange Commission
June 11, 2007

We have revised the disclosure on page 47 of the Registration Statement to indicate that there is a nominal cost associated with the tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the converting holder. However, this fee would be incurred regardless of whether or not the Company requires holders seeking to exercise conversion rights to tender their shares prior to the meeting - the need to deliver shares is a requirement of conversion regardless of the timing of when such delivery must be effectuated. Accordingly, this would not result in any increased cost to shareholders when compared to the traditional process.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant